Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

July 12, 2011

iPath Leveraged Equities Email Copy Layout R5

July 06, 2011

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From: iPath
Date:
To:
Subject: Leveraged ETNs with no resets
View online version
iPath
THIS IS A SPADE. WE CALL IT A SPADE.
NOW MEET OUR iPATH LEVERAGED ETNs.
ANOTHER TOOL THAT AIMS TO DELIVER
LEVERAGE WITH CLARITY.
DIG DEEPER
With iPath® leveraged ETNs, your leverage factor is locked in from your point of purchase.
With no tracking error. And no resets. No kidding.
Read more about our short- and long-leveraged ETNs.
Get The Basics of iPath® Leveraged ETNs white paper.
Or visit www.iPathETN.com/leveraged
ROLA
iPath® Long Extended Russell 1000® TR Index ETN
SFLA
iPath® Long Extended S&P 500® TR Index ETN
RTLA
iPath® Long Extended Russell 2000® TR Index ETN
MFLA
iPath® Long Enhanced MCSI EAFE® Index ETN
ROSA
iPath® Short Extended Russell 1000® TR Index ETN
SFSA
iPath® Short Extended S&P 500® TR Index ETN
RTSA
iPath® Short Extended Russell 2000® TR Index ETN
MFSA
iPath® Short Enhanced MCSI EAFE® Index ETN
EMLB
iPath® Long Enhanced MSCI Emerging Markets Index ETN
EMSA
iPath® Short Enhanced MSCI Emerging Markets Index ETN
VZZB
iPath® Long Enhanced S&P 500® VIX Mid-Term Futures™ ETN (II)
Questions? Call 1-877-76-iPATH. See all iPath Leveraged ETNs.
BARCLAYS

McCannSF | iPath | iPath Leveraged ETNs | Copy Layout R5 2

Legal.

Tracking error refers to the under cover performance differential of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees. One cannot invest directly in an index.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks, see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov, Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in (the promotion of the ipath ETNs.

Selected Risk Considerations An investment in the iPath ETNs (the Securitie”l) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. Capitalized terms used below but not defined herein shall have (he meanings attributed to them in the applicable prospectus supplement and pricing supplement.

Credit of Barclays PLC: The Securities are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal production. Risks of investing in the Securities include limited portfolio diversification trade price fluctuations, uncertain principal repayment, and liquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities if the level of the relevant index has increased or decreased (as may be applicable to (he particular series of Securities). An investment in the Securities may not be suitable for all investors.

Restrictions on the Minimum Number of Securities and Date Restrictions for Redemptions: The

Securities may lie sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable pricing supplement. You may only redeem your Securities on an optional redemption date if we receive notice of the redemption from you by certain dates and times as set forth in the pricing supplement. Commissions may apply and there are tax consequences in the event of sale; redemption or maturity of Securities. Sales in the secondary Marie may result in significant losses.

Market and Volatility Risk; For an investment in iPath ETNs (iPath Long ETNs:l) linked to a leveraged participation in the performance of the S&P 500* Tola I Return Index, the Russell 1000s Total Return Index, the Russell 2CDO*Total Return Index, the MSCI EAFE* Net Total Return Index, the MSCI Emerging Markets Net total index or the S&P 5QC« VIX Mid-Term Futures™ Total Return Index, any decrease in :he level of the underlying index will result in a significantly greater decrease in the repayment amount and you nay receive less than your original investment in the Securities at maturity or upon redemption. For an investment in iPath ETNs (IPath Short ETNs”) linked to a leveraged participation in the inverse performance of the S&P 500* Total Return Index, the Russell 10 DC* Total Return Index, the Russell 2000* Total Return Index, the MSCI EAFE* Net Total Return Index, or the MSCI Emerging Marker Net Total Return Index, any increase in the level of the underlying index will result in a significantly greater decrease in the repayment amount and you may receive less than your original investment in the Securities at maturity or upon redemption.

Leverage Risk: An investment in iPath ETNs linked to a leveraged participation in the performance (in the case of the iPath Long ETNs) or the inverse performance (in (he case of the iPath Short ETNs) of the applicable underlying index is subject to risks associated with fluctuations, particularly a decrease (in the case of the iPath Long ETNs) or an in crease (in the case of the iPath Short ETNs: in the value of the underlying index. The market value of the Securities may be influenced by many unpredictable factors. Leverage increases the sensitivity of the Securities to changes in the value of the underlying index. The ratio between the value of the Securities and the notion alI exposure of each Security to the underlying index will fluctuate during the term of the Securities.

Automatic Redemption: If the level of the underiying index decreases (in the case of the iPath Long ETNs) or increases (in the case of the iPath Short ETNs) sufficiently such that, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the Securities is less than or equal to the aromatic Termination value per Security the Securities will be automatically redeemed at the automatic redemption value, which is determined by the calculation agent as soon as practicable following the occurrence of an automatic termination event (or for the Path Long ETNs linked to the S&P 50C VIX Mid-Term Index, at the close of business on the automatic termination date). Therefore, the payment you receive on the automatic redemption date may be less :han the in:raday indicative note value at the time of the automatic redumption event. Following the calculation of the automatic redemption value, you will not benefit from any subsequent increase (in the case of the iPath Long ETNs: or decrease (in the case of the iPath Short ETNs) in the applicable index level. The payment you receive following an automatic termination event may be significantly less than the principal amount of the Securities and may equal $0.

Particular Risks Associated with the VIX Index: An investment in iPath ETNs linked to a leveraged participation in the performance of the S&P 500 vix Mid-Term Futures™ Index TR is subject :o particular risks associated with fluctuations, particularly a decline, in the performance of :he index. Because the performance of the index is linked to the CBOE Volatility Index (the “VIX Index”), the performance of the index will depend on many factors, including the level of the S&P 500* Index, the prices of options on the SSP 500 Index, and, consequently, the level of the VIX Index. Additional factors that may contribute to fluctuations in the level of the index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500* index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the vix Index, or any other financial instruments related to the S&11500* Index and the vix Index, interest rates, supply and demand in the listed and over-tiie-counter equity derivative markets as well as hedging activities in the equity-linked structured product market.

You may lose some or all of your principal: The Securities are exposed to any decline in the level of the underiying index caused by any daily decrease in the level of the applicable index (in the case of iPath Long ETNs) or daily increase in the level of (he applicable index (in the case of iPath Shor ETNs). Additionally, if the level of the applicable index is insufficient to offset :he negative effect of the daily financing charge and investor fee, you will lose some or all of your investment at maturity or upon redemption.

A trading market for the Securities may not develop: Although the Securities are listed on NYSE.A”c.i. a trading narketfor the Securities may not develop. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Securities, although they are no: required to and may stop at any time. We are not required to maintain any listing of the Securities on NYSE Area or any other exchange. Therefore, the liquidity of the Securities may be limited.

No interest payments from the Securities: You will not receive any interest payments on the Securities.

Uncertain tax treatment: Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation.

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Legal contd.

Standard & Poor’s*; ‘S&P*/ “SSP 500*,” “Standard & Poors 500 and “S&P 500 VIX Mid-Term Futures™” are trademarks of Standard & Poors Financial Services LLC (“S&^”’i and have been licensed for use by Barclays Bank PLC. “VIX” is a registered trademark of the Chicago Board Options Exchange Incorporated [“CBQE*} and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or the CGOE. SSP and CBOE make no representation, condition or warranty, express or implied, to the owners of (he Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance.

“Russell 1000” Index” and “Russell 2000* Index” are trademarks of the Russell Investment Group and have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold, or promoted by the Russell Investment Group and the Russell Investment Group makes no representation regarding the advisibility of investing in the Securities.

The MSCI indexes are the exclusive property of MSCI. Inc. (“MSd”). MSCI and the MSCI index names are servicemark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCJ, and MSCI bears no liability with respect to any such financial securities. The relevant pricing supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI Jade name, trademark or servicemark to sponsor, endorse, or promote this product /.’ to first contacting MSCI to determine whether MSCIs permission is required. Under no circumstances nay any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

©2011 Barclays Ban* PLC. All rights reserved. iPath. iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0384-0611

NOT FDIC INS JRED - NO BANK GUARANTEE - MAY LOSE VALUE

Barclays Bank PLC 745 Seventh Avenue New York, NY 10019 Attn: iPath Desk

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